

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 16, 2007

Mr. Richard A. von Gnechten
Chief Financial Officer
Houseraising, Inc.
4801 East Independence Blvd.
Suite 201
Charlotte, NC 28212

> **RE: Form 10-KSB for the fiscal year ended December 31, 2006**
> **Form 10-QSB for the periods ended March 31, 2007 and June 30, 2007**
> **File No. 0-50701**

Dear Mr. von Gnechten:

We have reviewed your response and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements

Consolidated Statements of Cash Flows, page 15

1. We note your response to prior comment 3 from our letter dated June 28, 2007. We note that you are including your cash payments related to capitalized software within operating cash flows. With reference to paragraph 17c of SFAS 95, tell us why these cash outflows are not reflected within your investing activities.

Note A – Summary of Significant Accounting Policies, page 17

Revenue Recognition, page 18

2. We have reviewed your response to prior comment 5 from our letter dated June 28, 2007 and have the following additional comments.
   - Provide us with a representative copy of your design/build sales contract. Also, identify the accounting literature you reference to support your accounting for your design/build sales contracts and assess the appropriateness of such literature given the terms of your contracts.
   - With reference to the specific terms of your design/build sales contract (i) address how you determined that you are the primary obligor under the contract and (ii) clarify who retains the legal rights to the work in progress.
   - With reference to the specific terms of your design/build sales contract, address your basis for carrying the difference between the work performed and revenue collected on the balance sheet under "Excess costs over billings on uncompleted contracts." Address the guidance in FIN39 with regard to the right of offset. Tell us why you do not reflect the total construction costs incurred as inventory and the revenues received as deferred revenue.
   - You indicate that "...all vendors operating in Management Platforms or providing products or services to the project are paid from the construction loan and down payment provided by the homebuyers." Please tell us more about this statement. Are vendors paid directly by the homebuilder? If so, how and when does the Company record the amounts incurred by the vendor? Also clarify what you mean by Management Platforms.
   - We note that you recognize 6% of the contract at the point that the homebuyer has signed a design/build contract. With reference to SAB Topic 13.A.3.f, tell us the appropriateness of this accounting.
   - You indicate that you are the general contactor for the homebuilding activities. As previously requested, assess the appropriateness of your accounting and disclosures in light of SFAS 66 and 67.

3. Provide us with additional information regarding your builder agreements you refer to in response to prior comment 8. Provide us with a representative copy of these agreements and address how you recognize revenues under these agreements. In this regard, we note your disclosures on page 18 of your Form 10-KSB that HouseRaising performs the role of general manager of projects through associate builder relationships and that associate builders contract to have HouseRaising design, price and manage home projects with its system. Clarify who is party to this contract and your basis for recording the sales price of these contracts as revenues. How and when does HouseRaising get paid under these contracts?

4. Provide us with additional information regarding your renovation contracts. Provide us with a representative copy and address how you recognize revenue under these contracts.

5. Addressing our concerns noted above, please show us your revised disclosure regarding your revenue recognition for each identified revenue stream.

Capitalized Software, page 18

6. We have reviewed your response to prior comment 7 from our letter dated June 28, 2007 and have the following additional comments.

    *   The table you provided that details the expenditures you have capitalized since December 31, 2003 identifies most of the parties as contractors. However, we note that Mr. Neerings, Ms. Carriker and Mr. McLemore are employees of the Company. Please reassess and revise your table as appropriate. For each employee you identify, tell us how you determined the extent of the time spent directly on the project (as required by SOP 98-1) and how the time spent on the project was commensurate with the amount capitalized as software costs. In this regard, we note that based on the Summary Compensation Table presented in your Definitive Proxy Statement filed on April 16, 2007, it appears that you are capitalizing a substantial amount, if not all, of the compensation afforded Mr. Neerings, Ms. Carriker and Mr. McLemore. Address the appropriateness of this apparent allocation of costs based on their job descriptions and the amount of time spent directly on the software project.
    *   You disclose on page 8 that the Board of Directors authorized the issuance of a bonus to Mr. McLemore of 500,000 shares of Class B Convertible Preferred Stock in consideration of his agreement to amend his employment agreement. You further disclose that the Board cited the fact that Mr. McLemore co-signed a promissory note in favor of the Company and that Mr. McLemore

agreed to assign all right, title and interest that he owned in two copyrighted applications for System C. Based on these cited bases for issuing the 500,000 share of Class B Convertible Preferred Stock, it does not appear appropriate to record the entire value of the 500,000 shares as capitalized software as your table indicates that you have done. Please advise or revise your accounting and/or your disclosures as appropriate.

- You also disclose on page 8 that the Board of Directors authorized the issuance of a bonus to Mr. Neerings of 100,000 shares of Class B Convertible Preferred Stock in consideration of his agreement to amend his employment agreement. You further disclose that the Board cited Mr. Neerings exceptional service to the Company and his role in developing the Company's System C. Based on these cited bases for issuing the 100,000 share of Class B Convertible Preferred Stock, it does not appear appropriate to record the entire value of the 100,000 shares as capitalized software as your table indicates that you have done. Please advise or revise your accounting and/or your disclosures as appropriate.

- The table you provided indicates that for stock issuances, your basis for valuation was the value of services. With reference to the trading prices for your stock on the date you issued the stock, confirm that the value of services was not significantly different than the value of the common stock issued. With reference to the appropriate authoritative literature you relied on, address any accounting differences for shares issued to employees versus non-employees.

7. We note your response to prior comment 8 from our letter dated June 28, 2007. Notwithstanding our above comments regarding the appropriateness of the amounts you have capitalized, we have the following additional comments regarding the recoverability of your capitalized software.

- Please identify Year 1 in your cash flow projections. If Year 1 is 2007, provide support for your significant projected 2007 gross revenues in light of your $315,000 in revenues for the 6 months ended June 30, 2007. Address how your revenues earned to date support your 2007 projected revenues. Clarify how you determined Year 2 and Year 3 revenues.

- Confirm that your projected revenues only relate to your homebuilding activities. Otherwise, provide your basis for including other revenue streams in your analysis regarding the recoverability of your capitalized software.

- Tell us more about your work in progress backlog of $8 million. How did you determine this amount? Tell us more about your current prospective sales pipeline of over $40 million and how such amounts are reflected in your projections. Tell us why pending realty sales transactions and active listings impact your assessment regarding the recoverability of your capitalized software.

- As previously requested, provide detailed support for your estimated future cash flows, discount rates and other material assumptions, including your estimated significant decrease in your selling, general and administrative expenses and corporate expenses as a percentage of sales for the three years presented.
- You indicate that you do not have a copy of the forecast you provided us in 2004. It is unclear to us how you were able to perform your analysis regarding the recoverability of your capitalized software as of December 31, 2004 and December 31, 2005 without reference to your historical assessments and underlying assumptions as of December 31, 2003. Notwithstanding this point, we remind you that the forecast you provided us in 2004 projected $8 million, $80 million and $200 million in revenues for 2006, 2007 and 2008 and cash flows of $480,000, $4.8 million and $12 million for 2006, 2007 and 2008.
- In order for us to assess management's ability to appropriately forecast the company's future revenues and cash flows, please provide us with the cash flow analyses you prepared as of December 31, 2004 and December 31, 2005 such that you concluded that your capitalized software was not impaired as of those dates. If you did not subsequently attain the revenues and cash flows you projected, please explain why not.
- Given the significance of this intangible asset, we believe robust disclosures regarding how you assess this asset for recoverability is necessary for a reader's full understanding of your financial statements. Please provide a more detailed description of the valuation method used to determine if your capitalized software is impaired as of the balance sheet date. Provide details regarding how you calculated cash flows for your impairment test, including the assumptions used to support recoverability. Address for readers whether your actual results in 2004, 2005 and 2006 supported the cash flow projections you prepared for your assessment of the recoverability of your capitalized software as of December 31, 2003, 2004 and 2005. If necessary, provide a comprehensive discussion of why your assumptions were not realized. State the impact on your results of operations and financial position if actual results differ from your estimates and the types of events that could result in impairment to your capitalized software balance. Refer to SEC Interpretive Release No. 33-8350, SEC Other Release No. 33-8040 and SEC Proposed Release No. 33-8098 for additional guidance.
- Given the significance of this asset, demonstrate supplementally and expand your disclosures as appropriate to clarify your basis for your estimated 15 year useful life for this computer software.

8. We note your response to prior comment 9 from our letter dated June 28, 2007. You indicate that the capitalized software was ready for intended use in the beginning of 2007. Tell us why you capitalized over $500,000 in cash and stock related to your capitalized software. In a manner similar to the table you provided in response to prior comment 7, provide us details surrounding the appropriateness of capitalizing these costs. Also address the payment dates and the periods of service provided.

Net Loss per Common Share, page 18

9. We have reviewed your response to prior comment 10 from our letter dated June 28, 2007. Please ensure you also disclose a reconciliation of the numerators and denominators of the basic and diluted per share computations for the prior period as well.

Note F- Equity, page 21

10. We have reviewed your response to prior comment 13 from our letter dated June 28, 2007. With reference to the authoritative literature and in light of your common stock's trading on the OTC Bulletin Board, address the appropriateness of valuing certain transactions based on the services provided rather than the value of the stock issued.

11. We have reviewed your response to prior comment 13 from our letter dated June 28, 2007. As we previously requested, please address any beneficial conversion feature and whether there are rights (i.e. redemption rights, registration rights) related to the Class B Preferred Shares issued during 2006 that require recognition in your financial statements.

Note J – Commitments/Leases, page 24

12. We have reviewed your response to prior comment 14 from our letter dated June 28, 2007. As required by paragraph 16(b) of SFAS 13, please provide your minimum lease payments in the aggregate rather than on a lease by lease basis. As we previously requested, please include the disclosures required by paragraph 16(c) of SFAS 13 regarding your operating leases.

Management's Discussion and Analysis, page 26

13. We have reviewed your response to prior comment 15 from our letter dated June 28, 2007. Please expand upon the table you will provide to reflect the delineation of your revenue streams to address the changes in these revenue streams from

period to period. Specifically, you should disclose the number of homes closed during each period presented and address the reasons for the underlying changes in this important indicator of your homebuilding revenues.

Item 8A – Controls and Procedures, page 30

14. We have reviewed your response to prior comment 18 from our letter dated June 28, 2007. Your proposed disclosure refers to your quarterly report. Please revise to refer to your annual report, since this disclosure is presented in your Form 10-KSB.

Exhibit 31 – Certifications

15. We have reviewed your response to prior comment 19 from our letter dated June 28, 2007. Please address the following:
   - Ensure that you refer to the amended filing in note 1. For example, you should disclose "I have reviewed this report on Form 10-KSB/A for the year ended December 31, 2006 of HouseRaising, Inc."
   - In notes 5(a) and (b), your disclosure of "internal controls" should be "internal controls over financial reporting." See Item 601(b)(31) of Regulation S-B.
   - Please delete the statement "all of which do not apply" in notes 5(a) and (b).

FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2007

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 16

Sales and Cost of Sales, page 20

16. We note that you recorded $20,112 of revenues and gross profit for the three months ended March 31, 2007. You indicate in Management's Discussion and Analysis that the $20,112 related to service fees generated for future projects. Please clarify why no related costs of services have been recorded. In this regard, we note your response to prior comment 5e that for the recognition of the revenues related to the management services (i.e. the 6% fee collected upfront) the related services had already been performed by Company personnel, including sales, architectural drawings and designing and engineering services.

FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2007

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 21

Highlights of Recent Activities, page 21

17. Please provide us with a copy of the development agreement you entered into with a developer for purposes of developing property and building approximately 31 single family homes.

Gross Profit, page 28

18. Please enhance your disclosure to provide specific information regarding how you derived a gross profit of $128,215 for the six months ended June 30, 2007. In light of your disclosure that states "the profit margin for the projects was more than 20%," your disclosure should clearly indicate how you obtained a 40% profit margin during this period, as opposed to a 25% profit margin for the six months ended June 30, 2006. Please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

19. Please disclose in your footnotes the nature and terms of your $1.2 million prepaid expense at June 30, 2007. Tell us supplementally the authoritative literature which supports your accounting.

*   *   *   *

Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief